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SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
153
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Torch Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

770 S. Post Oak Lane
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ed Jones **713-621-4577**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	**Houston**	**Texas**	**77046**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

√ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CYNTHIA T ALANIZ
Notary Public, State of Texas
My Commission Expires
July 14, 2010

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TORCH SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2006

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Members
Torch Securities, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of Torch Securities, LLC as of December 31, 2006, and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torch Securities, LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information included on pages 8 and 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 20, 2007

TORCH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash	$	12,107
Fees receivable		130,000
Prepaid expenses and other assets		915
TOTAL ASSETS	$	143,022
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES	$	-
MEMBERS' EQUITY		143,022
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	143,022

See notes to financial statements.

TORCH SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Advisory fees	$	262,777
EXPENSES		
Guaranteed payments		125,000
Professional fees		11,290
Other		4,043
TOTAL EXPENSES		140,333
NET INCOME	$	122,444

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

TORCH SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006	$	12,578
Contributions		8,000
Net income		122,444
Balance at December 31, 2006	$	143,022

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

TORCH SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	122,444
Changes in operating assets and liabilities:		
Fees receivable		(130,000)
NET CASH USED IN OPERATING ACTIVITIES		(7,556)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions		8,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		8,000
NET INCREASE IN CASH		444
CASH, beginning of year		11,663
CASH, end of year	$	12,107

See notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

TORCH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A - NATURE OF OPERATIONS

Torch Securities, LLC ("Torch"), a Delaware limited liability company, was formed in October 2004. It obtained approval by the NASD as a limited broker-dealer in May 2005. Torch operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. Torch does not underwrite securities or participate in the brokerage of publicly traded securities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Revenues from Torch's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service is provided. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Income Taxes: The net income or loss of Torch flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE C - NET CAPITAL REQUIREMENTS

Torch is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, Torch had net capital of $12,107, which was $7,107 in excess of its required net capital of $5,000. Torch had no aggregate indebtedness at December 31, 2006.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

TORCH SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2006

NET CAPITAL		
Total members' equity		$ 143,022
Deduction for non-allowable assets:		
Fees receivable	$ 130,000	
Prepaid expenses and other assets	915	130,915
Net capital before haircuts on securities positions		12,107
Haircuts on securities		-
Net capital		12,107
Minimum net capital required (greater of $5,000 or 1/15th of aggregate indebtedness)		5,000
Net capital in excess of minimum requirement		$ 7,107
AGGREGATE INDEBTEDNESS		$ -
Ratio: Aggregate indebtedness to net capital		-

NOTE: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in Torch's unaudited December 31, 2006 Part IIA FOCUS filing, as amended.

See Independent Auditors' Report.

TORCH SECURITIES, LLC
SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM SEC RULE 15c3-3
DECEMBER 31, 2006

Torch is exempt from the possession, control and reserve requirements pursuant to paragraph k(2)(i) of SEC Rule 15c3-3.

See Independent Auditors' Report.

END